Filed Pursuant to Rule 433

Registration No: 333-134553

FX Basket-Linked Note

Final Terms and Conditions

“Currency Appreciation Basket with Downside Digital Payment”

June 15, 2007

Contact: + 1 212 526 2237

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:

http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Summary Description

This note allows an investor to hold via a single basket a long position in the Hong Kong Dollar (HKD), Indian Rupee (INR), Turkish Lira (TRY), and Chinese Renminbi (CNY), in each case relative to the U.S. Dollar (USD).  If the Basket Return, which is linked to the performance of the long currencies vs. the USD, is greater than zero on the Valuation Date, the investor will receive a single payment at maturity equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by the product of [180-200]% (the Leverage) and the appreciation in the Basket Return (that is, the amount by which the Basket Return exceeds zero).  If the Basket Return on the Valuation Date is less than or equal to zero, then the investor will receive at maturity a single payment equal to the principal amount of the notes plus an additional return equal to the principal amount of the notes multiplied by 4.0%.  Accordingly, if the Basket Return on the Valuation Date is greater than zero but the product of the Basket Return and the Leverage is less than 4.0%, a noteholder will receive a payment at maturity that is less than the payment that noteholder would have received had the Basket Return been less than or equal to zero.  The notes do not bear interest and are 100% principal protected if held to maturity.

Issuer	Lehman Brothers Holdings Inc. (A1, A+, A+)
Issue Size	USD 3,000,000
Issue Price	100%
Principal Protection	100%
Trade Date	June 15, 2007
Issue Date	June 21, 2007
Valuation Date	December 16, 2008, provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described under “Disruption Events” below)
Maturity Date	December 22, 2008

Reference Currencies	Hong Kong Dollar (HKD), Indian Rupee (INR), Turkish Lira (TRY), and Chinese Renminbi (CNY).
Leverage	190%
Redemption Amount	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount
Additional Amount	A single USD payment on the Maturity Date equal to the principal amount of each note multiplied by:
	4.00%	If Basket Return is less than or equal to 0.0
	Leverage * Basket Return	If Basket Return is greater than 0.0
Basket Return	The sum of the Weighted Currency Returns.
Weighted Currency Returns	For each Reference Currency:
	Weighting * {	Initial Reference Currency Rate • Settlement Rate	}
Settlement Rate
Weightings and Initial Reference Currency Rates	The Weighting and Initial Reference Currency Rate for each Reference Currency is as set forth below:
Initial Reference
	Reference Currency	Weighting	Currency Rate

	Hong Kong Dollar (HKD)	25%	7.8190
	Indian Rupee (INR)	25%	40.90
	Turkish Lira (TRY)	25%	1.3235
	Chinese Renminbi (CNY)	25%	7.6260

The Initial Reference Currency Rate for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the Trade Date.
Reference Exchange Rate	The spot exchange rate for each of the Reference Currencies quoted against the U.S. dollar expressed as number of units of the Reference Currency per USD 1.
Settlement Rate	For each Reference Currency, the Reference Exchange Rate on the Valuation Date, determined in accordance with the applicable Settlement Rate Option (subject to the occurrence of a Disruption Event).
Settlement Rate Option and Valuation Business Day:	For each Reference Currency as set forth below:
	Reference		Valuation
	Currency	Screen Reference	Business Day
	HKD	1FEE (1)	New York
	INR	RBIB	Mumbai
	TRY	The EUR/TRY fixing rate on ECB37	TARGET
divided by the EUR/USD fixing rate on
ECB37
	CNY	SAEC	Beijing

	(1)	The Hong Kong Dollar/U.S. Dollar official fixing rate, expressed as the amount of Hong Kong Dollars per one U.S. Dollar, for settlement in two Business Days reported by the Federal

Reserve Bank of New York which appears on Reuters Screen 1FEE to the right of the caption “HKD” at approximately 12.00 p.m. New York time.

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the prospectus supplement dated May 30, 2006 for the issuer’s Medium Term Notes, Series I.

Business Day	New York
Business Day Convention	Following
Disruption Events	If a Disruption Event relating to one or more Reference Currencies is in effect on the scheduled Valuation Date, the Calculation Agent will calculate the Basket Return using:
• for each Reference Currency that did not suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the scheduled Valuation Date, and

•  for each Reference Currency that did suffer a Disruption Event on the scheduled Valuation Date, the Settlement Rate on the immediately succeeding scheduled Valuation Business Day for such Reference Currency on which no Disruption Event occurs or is continuing with respect to such Reference Currency;

provided however that if a Disruption Event has occurred or is continuing with respect to a Reference Currency on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) such third scheduled Valuation Business Day shall be deemed the Valuation Date for the affected Reference Currency; and (b) the Calculation Agent will determine the Settlement Rate for the affected Reference Currency on such day in accordance with Fallback Rate Observation Methodology (as defined under “Description of the Notes—Currency-Indexed Notes” in the prospectus supplement dated May 30, 2006, for the issuer’s Medium Term Notes, Series I).

A “Disruption Event” means any of the following events with respect to a Reference Currency, as determined in good faith by the Calculation Agent:
(A)

the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the delivery of USD from accounts inside the Reference Currency Jurisdiction for that Reference Currency to accounts outside that Reference Currency Jurisdiction; or (y) for HKD and TRY only, the conversion of the Reference Currency into USD through customary legal channels;

	(B)	the occurrence of any event causing the Reference Exchange Rate for the Reference Currency to be split into dual or multiple currency exchange rates; or
(C)

the Settlement Rate being unavailable for the Reference Currency, or the occurrence of an event (i) in the Reference Currency Jurisdiction for that Reference Currency that materially disrupts the market for the Reference Currency or (ii) that generally makes it impossible to obtain the Settlement Rate for the Reference Currency, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day for the affected Reference Currency.

Calculation Agent	Lehman Brothers Inc.
Underwriter	Lehman Brothers Inc.
Identifier	ISIN: US52517P2G8
CUSIP: 52517P2G5

Settlement System	DTC
Denominations	USD 1,000 and whole multiples of USD 1,000
Issue Type	USMTN

Certain United States Federal Income Tax Consequences

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the prospectus supplement dated May 30, 2006.

Historical Exchange Rates

The following charts show the spot exchange rates for each Reference Currency at the end of each week in the period from the week ending June 6, 2004 through the week ending June 10, 2007 using historical data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Value are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Value or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Additional Amount will be payable at maturity, or what that Additional Amount, if any, may be.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

Hypothetical Historical Basket Return

The following chart shows the hypothetical Basket Return at the end of each week in the period from the week ending June 6, 2004 through the week ending June 10, 2007, based on the hypothetical composite performance of the Reference Currencies using data obtained from Reuters; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The Basket Return was indexed to a level of 0.0 based upon the Reference Exchange Rates determined on June 10, 2007, based upon Initial Reference Currency Rates determined on that day.  The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Return described above. Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.  For purposes of the notes and the determination of the Additional Amount, the Basket Return will be indexed to 0.0 on the Trade Date.

Hypothetical Redemption Amount Payment Examples

The following hypothetical payment examples for this note show scenarios for the Redemption Amount and Additional Amount payable at maturity of the notes, based on the Leverage (190%) and the Initial Reference Currency Rates (each of which were determined on the Trade Date) and the hypothetical values for the Settlement Rates and the resulting Basket Returns (each of which will be determined on the Valuation Date).  The following results are based solely on the hypothetical examples cited; the Settlement Rate values for the Reference Currencies have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency/USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency/USD exchange rate.  Numbers in the examples have been rounded for ease of analysis.

Example 1: HKD, INR, TRY, and CNY each appreciate relative to their Initial Reference Currency Rate, resulting in a Basket Return of 0.0784, or 7.84%, which is greater than zero, and therefore an Additional Amount of 14.896% (equal to the Basket Return times the Leverage of 190%), and a Redemption Amount of 114.896%, times the principal amount of the notes.

Because the Basket Return is 0.0784, which is greater than zero, the Redemption Amount payable at maturity is equal to $1,148.96 per $1,000 note (reflecting an Additional Amount of 14.896% per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 190% * 0.0784) = $1,148.96

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
HKD	7.8190	7.4281	25%	0.0132
INR	40.9000	37.6280	25%	0.0217
TRY	1.3235	1.2044	25%	0.0247
CNY	7.6260	7.09	25%	0.0188

Basket Return = Sum of Weighted Currency Returns =				0.0784

Example 2: HKD, INR, TRY, and CNY each depreciate relative to their Initial Reference Currency Rate, resulting in a Basket Return of –0.0901, or –9.01%, and because the Basket Return is less than zero, an Additional Amount of 4.00%, and a Redemption Amount of 104.00%, times the principal amount of the notes.

Because the Basket Return is –0.0901, which is less than zero, the Redemption Amount payable at maturity is $1,040.00 per $1,000 note (reflecting an Additional Amount of 4.00% per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 4.0%) = $1,040.00

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
HKD	7.8190	8.2100	25%	–0.0119
INR	40.9000	44.9900	25%	–0.0227
TRY	1.3235	1.5088	25%	–0.0307
CNY	7.6260	8.46	25%	–0.0248

Basket Return = Sum of Weighted Currency Returns =				–0.0901

Example 3: HKD and INR appreciate relative to their Initial Reference Currency Rates while TRY and CNY depreciate relative to their Initial Reference Currency Rate, resulting in a Basket Return of 0.00148, or 1.48%, which is greater than zero, and therefore an Additional Amount of 2.812% (equal to the Basket Return times the Leverage of 190%), and a Redemption Amount of 102.812%, times the principal amount of the notes.

Because the Basket Return is 0.0148, which is greater than zero, the Redemption Amount payable at maturity is equal to $1,028.12 per $1,000 note (reflecting an Additional Amount of 2.812% per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 190% * 0.0148) = $1,028.12

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
HKD	7.8190	6.9589	25%	0.0309
INR	40.9000	38.0370	25%	0.0188
TRY	1.3235	1.4161	25%	–0.0164
CNY	7.6260	8.24	25%	–0.0185

Basket Return = Sum of Weighted Currency Returns =				0.0148

Example 4: TRY and CNY appreciate relative to their Initial Currency Rates while HKD and INR depreciate relative to their Initial Reference Currency Rate, resulting in a Basket Return of –0.0115, or –1.15%, and because the Basket Return is less than zero, an Additional Amount of 4.00%, and a Redemption Amount of 104.00%, times the principal amount of the notes.

Because the Basket Return is –0.0115, which is less than zero, the Redemption Amount payable at maturity is $1,040.00 per $1,000 note (reflecting an Additional Amount of 4.00% per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 4.0%) = $1,040.00

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
HKD	7.8190	8.9919	25%	–0.0326
INR	40.9000	46.6260	25%	–0.0307
TRY	1.3235	1.2838	25%	0.0077
CNY	7.6260	6.48	25%	0.0441

Basket Return = Sum of Weighted Currency Returns =				–0.0115

Example 5: HKD and TRY appreciate relative to their Initial Reference Currency Rates while INR and CNY depreciate relative to their Initial Reference Currency Rate, resulting in a Basket Return of 0.0439, or 4.39%, which is greater than zero, and therefore an Additional Amount of 8.341% (equal to the Basket Return times the Leverage of 190%), and a Redemption Amount of 108.34%, times the principal amount of the notes.

Because the Basket Return is 0.0439, which is greater than zero, the Redemption Amount payable at maturity is equal to $1,083.41 per $1,000 note (reflecting an Additional Amount of 8.341% per note), calculated as follows:

Redemption Amount = $1,000 + ($1,000 * 190% * 0.0439) = $1,083.41

The table below illustrates how the Basket Return in the above example was calculated:

Basket Currency	Initial Reference Currency Rate (on Trade Date)	Settlement Rate (on Valuation Date)	Weighting	Weighted Currency Return
HKD	7.8190	7.1153	25%	0.0247
INR	40.9000	42.9450	25%	–0.0119
TRY	1.3235	1.1382	25%	0.0407
CNY	7.6260	7.9310	25%	–0.0096

Basket Return = Sum of Weighted Currency Returns =				0.0439